January 4, 2024	Edward L. Mayerhofer Direct: 604.331.9543 Email: elm@mortonlaw.ca

Division of Corporation Finance

United States Securities and Exchange Commission
Washington, D.C. 20549

Attention: John Coleman

Karl Hiller

Dear Sirs:

Re:	Scandium International Mining Corp. Form 10-K for the Fiscal Year ended December 31, 2022 Filed March 7, 2023 File No. 000-54416

We are legal counsel to Scandium International Mining Corp. (the “Company”). We are writing to advise when the Company will provide a response to your letter dated December 15, 2023.

The Company proposes to file a Form 10-K/A for the fiscal year ended December 31, 2022 (the “Form 10-K/A”), which will remove all technical information that does not comply with Subpart 1300 of Regulation S-K and will otherwise address the comments set out in the December 15 letter. The Company anticipates filing the Form 10-K/A on or around January 20, 2022.

We trust the foregoing to be satisfactory. Should you have any questions or comments regarding the above, please do not hesitate to contact the undersigned or Sandy Fong, paralegal (604-331-9547).

Yours truly,

MORTON LAW LLP

“Edward L. Mayerhofer”

Per:	Edward L. Mayerhofer

Suite 1200 – 750 West Pender Street, Vancouver, B.C.  V6C 2T8 h Website:  www.mortonlaw.ca
Telephone:  604.681.1194 h Facsimile:  604.681.9652